October 3, 2014

RE: Get cash now from your Landmark Apartment investment

Dear Investor,

Good news!  Now you can sell your Landmark Apartment Trust (formerly Grubb & Ellis and NNN Apartment REIT) investment and regain control of your money.  Right now, MacKenzie Realty Capital will pay you $4.15 per Share. Now you can do what you want with your money—move it to a more liquid investment, pay off your bills, or buy something you really need-and quit waiting for Landmark Apartment Trust of America, Inc. to decide if or when you get your money back. But this offer expires on November 21, 2014, so you must act soon.

Why take advantage of this opportunity today?

•	Guarantee your cash now. Landmark Apartment Trust has an infinite life, and it has not said when it might liquidate. Sell today and ensure you get your money out from this security.

•
No listing in sight. Over a year ago, Landmark amended its Charter to “better position us for a potential future listing.”  Landmark has not announced any such plans since, and these amendments removed the “list or liquidate by 2013” provision from its Charter.  In fact, some recently issued preferred shares get a premium repayment if listing occurs prior to June 28, 2016, making it less likely that listing will occur before then.

•	Highest Offer Price. This is the highest price we have offered yet.

•	Regain control over your investments. It’s your money, but you can’t access it. Now you can move your money into a more liquid investment or simply cash out and pay your bills.

•
Sell without broker fees or commissions. Most secondary market sales incur fees and commissions of up to 7% of the sale price and are subject to a $150 - $200 minimum fee per trade. With us, these fees and commissions are eliminated.

If you act today, you can get your cash now. We will mail your check within three business days after Landmark Apartment Trust of America, Inc. confirms the transfer.  MacKenzie has been in the business of buying private real estate investments for over 25 years and has successfully cashed-out tens of thousands of investors like you. Our advisory affiliate is a registered investment adviser with the SEC and has over $200 million dollars under management. There are no financing contingencies with this offer.

Please carefully read the enclosed Offer to Purchase and Assignment Form. If you choose to sell your Shares to us, please fill out the enclosed form and return it to us today so we can send you your money. If you have any questions, please call us at (925) 631-9100, fax us at (925) 631-9119, or email us at offers@mackenziecapital.com.

Sincerely,

Pat Patterson
Chairman

P.S. Remember, this offer expires November 21, 2014 (unless extended). So don’t delay. Fill out and mail in the Landmark Apartment Trust of America, Inc. Assignment Form today so we can transfer the Shares and rush you a check.

The Purchaser is offering to purchase for cash up to 1,300,000 Shares at a price of $4.15 per Unit, upon the terms and subject to the conditions set forth in Purchaser’s Offer to Purchase and in the related Assignment Form, which you should read, available at the SEC’s EDGAR website, at www.mackenziecapital.com/tenders/landmark.pdf or by calling or writing us for a free copy.

THE OFFERS AND WITHDRAWAL RIGHTS EXPIRE AT 11:59 P.M., PACIFIC TIME, ON November 21, 2014, unless and until Purchaser, in its sole discretion, shall have extended the period of time for which the Offer is open.  Tenders of Units made pursuant to the Offer is irrevocable, except that Unitholders who tender their Units in response to the Offer will have the right to withdraw their tendered Units at any time prior to the Expiration Date by sending us a written or facsimile transmission notice of withdrawal identifying the name of the person who tendered Units to be withdrawn, signed by the same persons and in the same manner as the Assignment Form tendering the Units to be withdrawn. The Offer contains terms and conditions and the information required by Rule 14d-6(d)(1) under the Exchange Act which are incorporated herein by reference. The Tender Offer Documents contain important information which should be read carefully before any decision is made with respect to the Offer.